

March 23, 2011

Joseph Lloyd McAdams
Chairman and Chief Executive Officer
Anworth Mortgage Asset Corporation
1299 Ocean Avenue
Second Floor
Santa Monica, CA 90401

>   **Re: Anworth Mortgage Asset Corporation**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed March 16, 2011**
>   **File No. 000-13709**

Dear Mr. McAdams:

This is to advise you that we have conducted only a limited review of your filing. Based on that limited review, we have the following comments.

Proposal No. 2: The Externalization Proposal, page 14

Background Information, page 16

1.   Please expand your background information disclosure to disclose that the REIT paid $3.2 million in shares to Mr. Lloyd McAdams and Ms. Baines in connection with the internalization transaction. Please also disclose whether Mr. Lloyd McAdams, Ms. Baines, Mr. Joseph McAdams or Mr. Brown will pay the REIT any consideration in connection with the externalization transaction. In addition, please disclose the specific changes in your business or market conditions between 2002 and today that led to the board to reverse its decision to be internally managed.

2.   We note your disclosure regarding the relative cost to the company of being internally managed versus externally managed. Please provide a table showing the difference between historical G&A expenses for the last three years and the pro forma management fees and reimbursements that would have been paid assuming the proposed management agreement was in effect.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Because the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please contact Stacie Gorman at (202) 551-3585 or me at (202) 551-3852 with any other questions.

Sincerely,

Michael McTiernan
Assistant Director